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BrunchWomen-ledMinority-owned
Clara B's Kitchen Table

Food Truck

Belleville, IL 62220
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $20,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Clara B's Kitchen Table is seeking investment to expand from a food truck by adding a brick and mortar lo
First LocationAdding A LocationGenerating Revenue
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORAR
REVIEW SPECIFICS
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OUR MISSION

At Clara B's Kitchen Table, we aspire to provide true hospitality and a nurturing environment to our commu
Southern-inspired cuisine that utilizes the best ingredients sourced locally. Our focus is to provide the cor
brings pride by way of uncompromising standards of ethics, social and environmental responsibility.

Clara B's Kitchen Table is a contemporary homage to a time when scratch cooking and baking was all ther
This modernized casual dining concept features a food truck with Texas brunch favorites and a limited cat
anywhere in the local area.
This is true Southern hospitality; an eclectic mix of my grandmother's roots in Louisiana and her eventual r
BBQ, Tex Mex and a little Creole has to offer for all the easy Sunday mornings one could hope for.
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Previous

From fine dining at home...to ghost kitchens...to food trucks, George Mahe with St. Louis Magazine talks T

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OUR STORY

Jodie learned how to cook from the young age of six years old, when her grandmother passed away and s
family.

Jodie graduated from the University of Missouri- Columbia in 2005 with a certification as a sous chef.
While in school, she also worked the Wild Flour Bakehouse, a small bakery in Columbia where she learned
Kenna Lannette Morris
After graduating, Jodie was recruited by Chef Bill Cardwell, who recruited her to work at his restaurant in S
within a year.

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What people are saying:

"I went to 9 Mile Garden with my friend tonight. Decided to try the Seafood Muffalada since it's Lent. The
knowledgeable about menu. The owner is very nice because my friend has a Gluten Allergy so she spoke
you all for a great meal!" -Maura Maltagliati

"This was our first time visiting and we loved everything we tried! I had the black bean chimichanga, which
stepdaughter loved the loaded mac 'n cheese. We also shared a half order of griddle cakes that I wish we
potatoes that were fried perfectly." - Kerry Weible

"Wowwwww! I had the black bean egg and avocado breakfast taco and the chorizo egg and cheese break
some of the best breakfast tacos I have ever had. Would highly recommend!" - Sara Teepe

"Wow!, This isn't my first time eating at Clara B's, and this is no exception. Clara B's is just off the charts. I
more incredible twist on home cooking. Chile andouille with shrimp on a beignet, who'd guess it was perfe
There's a lot more than just that! Give your taste buds a flogging! Super good!" - Melissa Collins

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TARGET MARKET

Clara B's Kitchen Table is the solution to the area's need for elevated food and service for breakfast and lu
millennials and Generation Xer's who value their time to the degree that dining out is a necessary conveni

There is a resurgence of individuals and companies taking an interest in improving the viability of Belleville
structural improvements including commercial and residential real estate and beautification efforts of loca
Because of lack of options at this moment for eateries, it is obvious that the community is venturing miles
options, taking with them potential spending dollars in the City of Belleville.

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engineering and marketing initiatives relevant to restaurant operations.

Benjamin Henning
Managing Co-Owner

Owner-Member Benjamin P. Henning has earned a Juris Doctor from Southern Illinois University School of
Administration from the University of Massachusetts-Amherst. He has been a practicing attorney in the Bu
Clair State's Attorney's Office for more than eighteen years. During his professional career he has been re
in numerous practice areas, including many transactional, property, and other business-related issues. He
litigation of complex matters involving financial transactions on behalf of the county as both a plaintiff's ar
food and a great dining experience has placed him on this journey towards a new business endeavor that v
community.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Kitchen Build Out $22,500
Dining Room Build Out $2,500
Technology $1,000
Property / Lease Expense $6,000
Professional Services - Planning $5,000
Permits and Licensing $4,000
Marketing $1,000
Operating Capital $5,000
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $334,900 $435,214 $522,256 $600,595 $672,667
Cost of Goods Sold $74,204 $96,430 $115,715 $133,072 $149,040
Gross Profit $260,696 $338,784 $406,541 $467,523 $523,627

EXPENSES

Rent $10,800 $11,070 $11,346 $11,629 $11,919
Utilities $6,400 $6,560 $6,724 $6,892 $7,064
Salaries $105,447 $137,031 $164,436 $189,101 $211,793
Insurance $3,168 $3,247 $3,328 $3,411 $3,496
Equipment Lease $2,100 $2,152 $2,205 $2,260 $2,316
Repairs & Maintenance $2,800 $2,870 $2,941 $3,014 $3,089

Maximum Raise $250,000

Amount Invested $0

Investors 0

Investment Round Ends November 5, 2021

Summary of Terms

Legal Business Name Clara B's LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $20,000 invested

1.7×

Investment Multiple 1.6×

Business's Revenue Share 3.5%-17.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date July 1, 2028

Financial Condition

Historical milestones

Clara B's Kitchen Table has been operating since October, 2020 and has since achieved the following mile

Opened Food Truck in Belleville, Illinois.

Achieved revenue of $9,200 in 2020, which then grew to $87,000 in 2021 YTD.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Clara B's Kitchen Table forecasts the following milestones:

Secure lease in Belleville, Illinois by October, 2021.

Hire for the following positions by November 2021: Culinary Assistant x 2, Service Assistant x 1

Achieve $325,000 revenue per year by 2022.

Achieve $28,000 profit per year by 2022.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Clara B's Kitchen Table's fundraising.

Larger companies typically have in place strict accounting controls. Smaller companies typically lack thes
additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new
Kitchen Table competes with many other businesses, both large and small, on the basis of quality, price, lo
Changes in customer preference away from Clara B's Kitchen Table's core business or the inability to com
other competitors could negatively affect Clara B's Kitchen Table's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Clara B's Kitchen Table's management or vote
decisions regarding Clara B's Kitchen Table. Furthermore, if the founders or other key personnel of Clara B
B's Kitchen Table or become unable to work, Clara B's Kitchen Table (and your investment) could suffer su

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of st
various assumptions regarding operations. The validity and accuracy of these assumptions will depend in
Clara B's Kitchen Table and the key persons will have no control. Changes in assumptions or their underlyi
forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from th
there can be no assurance that the actual operating results will correspond to the forecasts provided here
is a newly established entity and therefore has no operating history from which forecasts could be project

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 mor
that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell you
to sell, you will likely have difficulty finding a buyer because there will be no established market. Given the
hold your investment for its full term.

The Company Might Need More Capital

Clara B's Kitchen Table might need to raise more capital in the future to fund/expand operations, buy prop
members, market its services, pay overhead and general administrative expenses, or a variety of other rea
additional capital will be available when needed, or that it will be available on terms that are not adverse to
B's Kitchen Table is unable to obtain additional funding when needed, it could be forced to delay its busine
altogether.

Changes in Economic Conditions Could Hurt Clara B's Kitchen Table

information is far more limited than the information that would be required of a publicly-reporting compan
allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Clara B's Kitchen Table will carry some insurance, Clara B's Kitchen Table may not carry enough
the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure agair
Therefore, Clara B's Kitchen Table could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, cons
antitrust laws, and health care laws, could negatively affect Clara B's Kitchen Table's financial performance
Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Clara B's Kitchen Table's management will coincide: you
as successful as possible. However, your interests might be in conflict in other important areas, including
Kitchen Table to act conservative to make sure they are best equipped to repay the Note obligations, while
to spend aggressively to invest in the business. You would like to keep the compensation of managers low
much as they can.

Future Investors Might Have Superior Rights

If Clara B's Kitchen Table needs more capital in the future and takes on additional debt or other sources of
have rights superior to yours. For example, they might have the right to be paid before you are, to receive
voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchar

Any company whose securities are listed on a national stock exchange (for example, the New York Stock E
rules about corporate governance that are intended to protect investors. For example, the major U.S. stoc
to have an audit committee made up entirely of independent members of the board of directors (i.e., direc
relationships with Clara B's Kitchen Table or management), which is responsible for monitoring Clara B's K
Clara B's Kitchen Table will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Clara B's Kit
successful than your initial expectations.

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for examp
representative will be appointed according to the procedures set forth in the Note Indenture. It's possible
or that the representative will do things you believe are wrong or misguided. If an event of default has occ
appointed, all of the representative's reasonable expenses must be paid before any further payments are

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue
due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Clara B's Kitchen Table. Mainvest never predicts or projects performance,
information. For additional information, review the official Form C filing with the Securities and Exchange C
This is a preview. It will become public when you start accepting investment.
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